Exhibit 99.1

All,

Today Bazaarvoice filed with the SEC a preliminary proxy for a special stockholder meeting at which stockholders will be asked to approve an option exchange program. This program, if approved, will give certain employees who hold high-priced stock options the ability to exchange their old options for lower-priced options on the terms described in the exchange materials.

This program would only relate to stock options. It would not impact your rights under any restricted stock units. Also, for regulatory and governance reasons, certain executives, board members, advisers and employees outside the US and UK would not be eligible to participate. For employees outside the US and UK that are not eligible to participate, we expect to seek to provide alternative programs if feasible.

No action is required by you at this time. We hope to have the stockholder meeting in June, but that could change for a variety of reasons. If the stockholders approve the exchange program, eligible employees will receive additional materials that explain the program and how to participate. If you have any questions, please reach out to Kin Gill.

Thank you for everything you do for Bazaarvoice.

Gene

The program described in the preliminary proxy has not yet commenced and even if approved by the stockholders, the final determination on whether it will be implemented and its terms and conditions will be made by the Board or the Compensation Committee. Persons who are eligible to participate in any such tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer. Bazaarvoice will file the Tender Offer Statement on Schedule TO with the SEC upon the commencement of any such tender offer. Bazaarvoice stockholders and option holders will be able to obtain these written materials and other documents filed by Bazaarvoice with the SEC free of charge from the SEC's website at www.sec.gov.

While the terms of the exchange program are expected to be materially similar to the terms described in the preliminary proxy filed today, we may find it necessary or appropriate to change the terms of the exchange program to take into account our administrative needs, legal requirements, accounting rules, or Bazaarvoice policy decisions that make it appropriate to change the exchange program and the like. The final terms of the exchange program will be set forth in the offering documents. The Board or the Compensation Committee will retain the discretion to make any necessary or desirable changes to the terms of the exchange program. In addition, the Board or the Compensation Committee reserves the right to amend, postpone or cancel the exchange program once it has commenced. Additionally, we may decide not to implement the exchange program even if our stockholders approve the exchange program. For example, if our stock price increases significantly, we may reassess the advisability of implementing the exchange program.